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                                                                                                   Exhibit 12.1



                                        THE CHARLES SCHWAB CORPORATION

                              Computation of Ratio of Earnings to Fixed Charges
                                        (Dollar amounts in thousands)
                                                 (Unaudited)


                                                            Three Months Ended            Nine Months Ended
                                                              September 30,                 September 30,
                                                            2000          1999            2000          1999
                                                         ------------  ------------   ------------  -----------

Earnings before taxes on income                           $240,471      $235,863      $1,005,563    $  784,157
---------------------------------------------------------------------------------------------------------------


Fixed charges
 Interest expense:
   Brokerage clients cash balances                         283,564       177,579         788,010       494,307
   Deposits from banking clients                            39,750        30,087         112,789        83,818
   Long-term debt                                           15,317         8,561          40,151        23,684
   Stock-lending activities                                  9,558         7,465          34,018        23,155
   Short-term borrowings                                     7,644         1,843          14,785         6,209
   Other                                                     1,727         1,463           4,382         5,173
---------------------------------------------------------------------------------------------------------------
       Total                                               357,560       226,998         994,135       636,346
 Interest portion of rental expense                         19,544        14,073          53,348        37,524
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   Total fixed charges (A)                                 377,104       241,071       1,047,483       673,870
---------------------------------------------------------------------------------------------------------------

Earnings before taxes on income and fixed charges (B)     $617,575      $476,934      $2,053,046    $1,458,027
===============================================================================================================

Ratio of earnings to fixed charges (B) divided by (A)*         1.6           2.0             2.0           2.2
===============================================================================================================

Ratio of earnings to fixed charges
 excluding brokerage client interest expense**                 3.6           4.7             4.9           5.4
===============================================================================================================


All periods have been restated to reflect the merger of The Charles Schwab Corporation with U.S. Trust
Corporation.


*  The ratio of earnings to fixed charges is calculated in accordance  with SEC  requirements.  For such purposes,  "earnings"  consist of earnings before taxes on income and fixed  charges.  "Fixed  charges"
   consist of interest expense as listed above, including one-third of rental expense, which is estimated to be representative of the interest factor.

** Because   interest  expense  incurred  in  connection  with  payable  to brokerage  clients is completely offset by interest  revenue on related investments and margin loans, the Company  considers such interest to be an  operating  expense.  Accordingly,  the  ratio of  earnings  to fixed charges  excluding brokerage  client  interest  expense  reflects  the elimination of such interest expense as a fixed charge.

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